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                                                                     EXHIBIT 2.2

                               CLOSING MEMORANDUM


         This Closing Memorandum, dated April 30, 1999, is entered into by and among Public Service Cellular, Inc., a Georgia corporation ("Purchaser"), InterCel Licenses, Inc., a Delaware corporation ("ICL"), ICEL, Inc., a Delaware corporation ("ICEL"), and Powertel, Inc., a Delaware corporation ("Powertel"). Powertel and ICEL are collectively referred to herein as "Seller."

                                 R E C I T A L S

         The parties hereto entered into an Asset Purchase Agreement dated January 5, 1999 (the "Agreement"). In connection with the closing of the transaction contemplated by the Agreement (the "Closing"), which is occurring simultaneously with the execution of this Closing Memorandum, the parties hereto desire to confirm and memorialize certain agreements and amend and supplement the Agreement in certain respects, all as set forth herein.

         In consideration of the premises, the parties hereto agree as follows:

                                A G R E E M E N T

         1. Status of Agreement. Except as set forth herein, the Agreement shall remain in full force and effect. All capitalized terms used and not defined in this Closing Memorandum shall have the meanings assigned to them in the Agreement. In the event of any conflict as to any matter between the Agreement and this Closing Memorandum, the terms of this Closing Memorandum shall control. In all other respects, this Closing Memorandum shall be considered a supplement to and construed as a part of the Agreement. The disclosure set forth herein and on the exhibits hereto shall be deemed to update and amend all Schedules to the Agreement as of the Date of Closing.

         2.       No Default. Purchaser and Seller acknowledge and agree that:
(i) consent has not been obtained to assign the agreements listed in paragraph
(a) and (b) below to Purchaser; (ii) a corrective amendment to the lease for the "Auburn University" site referred to in paragraph (c) below has not been obtained; (iii) the failure to obtain consent to the assignment of such agreements or to obtain the corrective amendment shall not constitute a breach of the Agreement or cause an adjustment of the Purchase Price under the Agreement; and (iv) Purchaser hereby waives any breach of the Agreement that may arise from the failure to obtain the corrective amendment or the consents to the assignment of such agreements:

                  (a) Collocation Agreement dated October 7, 1997 between Powertel, Inc. and City of Opelika (assignment approved by counsel to City of Opelika; awaiting signature of mayor following city council approval on May 4, 1999);

                  (b) Term Lease Master Agreement No. FMC998 between IBM Credit Corporation and InterCel, Inc. and related Term Lease Supplement (Purchaser and Seller have executed IBM's form of consent, and IBM has indicated in writing that it has "completed its approval of the contemplated transfer" and is currently performing the "purely administrative" task of changing the billing information and executing the consent); and


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                  (c)      Corrective First Amendment to Option and Lease
                           Agreement between E.L. Spencer, Jr., in his capacity as Executor of the Estate of Florence R. Spencer, and Powertel/Atlanta, Inc. (landlord is currently reviewing form of corrective amendment).

provided, however, that Seller and Purchaser agree to continue to use commercially reasonable efforts for a period of 180 days following the Date of Closing to obtain consent to the assignment of the agreements in paragraphs (a) and (b) above to Purchaser and the corrective amendment to the lease in paragraph (c) above, and Seller agrees that any amounts paid to Seller with respect to the agreement referenced in paragraph (a) above that relate to the period after the Date of Closing shall be received on behalf of, and promptly paid to, Purchaser.

         3. Domain Name. The "icel.com" and "intercel.com" domain names have not yet been transferred. Seller and Purchaser shall work together, each using commercially reasonable efforts, for a period of 180 days after the Date of Closing to transfer these domain names.

         4. Filing of UCC Termination Statement. Seller agrees to use its commercially reasonable efforts after the Date of Closing to obtain a UCC-3 Termination Statement executed by Matsushita Electric Corp. of America and to file the same in order to terminate the UCC-1 financing statement that was filed with the State of Alabama on December 10, 1996 with respect to a purchase money security interest in cellular telephones.

         5. Purchase of Generators. Schedule 1.1(b) to the Agreement contemplates that the Purchaser would purchase certain generators on the Date of Closing. Exhibit A attached hereto amends the list of generators that was set forth on Schedule 1.1(b) to the Agreement in order to add a 30 Kw generator at each of the "Smith's Station" and "North Auburn" sites. Purchaser agrees to pay to Seller on the Date of Closing an aggregate of $54,000 in cash for the generators set forth on Schedule 1.1(b), as amended by Exhibit A hereto.

         6.       Capital Expenditures.

         (a) Pursuant to Section 7.10(a) of the Agreement, Purchaser has heretofore authorized Seller to make certain capital expenditures which were desirable (but not required under the terms of the Agreement) in connection with the operation of the Cellular Business. Purchaser has agreed to pay Seller in cash on the Date of Closing in reimbursement of such expenditures, which total $276,559. Exhibit B attached hereto contains invoices which support Seller's payments for these capital expenditures.

         (b) Pursuant to Section 7.10(b) of the Agreement, Seller agreed to spend at least $2,288,945 on or prior to the Date of Closing for budgeted capital expenditures for the calendar year ended December 31, 1998. As set forth in the revised Schedule 7.10(b), as amended by Exhibit A attached hereto, Seller has indicated that it may have spent $14,315 less on capital expenditures than is required by Section 7.10(b) of the Agreement, which deficit shall be due to Purchaser upon completion of the final audit as set forth in Section 6(c) below. In connection with Schedule 7.10(b) and the prospective audit of capital expenditures pursuant to this Section 6, Purchaser acknowledges that Seller has indicated that it has paid $169,271 for certain Northern Telecom, Inc. ("Nortel") MDS Equipment (the "Nortel Equipment"), which is included in the line item "MIS Equipment, etc. (MDS, Alltel billing sys.)" on Schedule 7.10(b). Purchaser has agreed to acquire the Nortel Equipment "as is" and to credit Seller for the expenditures made with respect to the Nortel Equipment pursuant to


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Schedule 7.10(b) (subject to such expenditures being verified by the audit described above). Purchaser acknowledges that the amount paid by Powertel to Nortel for the Nortel Equipment is $18,807 less than the amount invoiced by Nortel to Powertel, due to Powertel's belief that the Nortel Equipment does not fully conform to Nortel's description of the Nortel Equipment. Powertel will retain all claims and potential claims against Nortel, and will indemnify and hold harmless Purchaser, with respect to such dispute as relating to the Nortel Equipment.

         (c) Purchaser and Seller agree that Purchaser will cause the total amount of expenditures made pursuant to Sections 7.10(a) and 7.10(b) to be audited at Purchaser's expense by Ernst & Young or, at Purchaser's option, another accounting firm of similar size and stature. Such audit must be completed within 120 days after the Date of Closing and shall include all items (but only such items) that may be properly characterized as capital expenditures in accordance with Generally Accepted Accounting Principles. Upon completion, such audit shall be forwarded promptly to Powertel in accordance with the notice provisions of the Agreement, and Powertel shall, within 10 days of its receipt of such audit, provide Purchaser with written notice of its agreement or disagreement with the results of such audit. If Powertel disagrees with the results of such audit, Powertel and Purchaser agree to meet promptly to attempt to resolve such disagreement. If, within 10 days following such meeting, the disagreement has not been resolved, the disagreement shall be resolved by arbitration in accordance with the Agreement. Any deficit in capital expenditures that is finally determined to exist pursuant to this Section 6 shall be promptly paid by Powertel to Purchaser. In no event shall Purchaser be obligated to pay Powertel or Seller any amount pursuant to Section 7.10 or pursuant to this Section 6. Powertel and Purchaser agree to reasonably cooperate with each other and to do all reasonable things, and to accord the other party reasonable access to each other's books and records, as may be necessary to carry out the intent and purposes of this Section 6.

         7. Sharing of Propane Tanks. Seller and Purchaser will both have certain equipment, including generators, located at the cell site called "Smith's Station," which is located in Lee County, Alabama (the "Property"). Given that the leased premises at this location do not provide sufficient space for the installation of two separate propane fuel tanks to be used by each of the parties, the parties have agreed to share the existing propane fuel tank located on the Property and owned by Seller on the terms set forth below:

                  (a) Seller will allow Purchaser to share the propane fuel tank at the Property for an initial period of 5 years, with automatic renewals for additional one-year periods; provided, however, that either party may terminate this arrangement at any time by providing 90 days prior written notice to the other party.

                  (b) Seller shall be responsible for the maintenance, repair and refueling of the propane tank at the Property. Seller shall invoice to Purchaser on a quarterly basis an amount equal to 60.0% of the costs of such maintenance, repair and refueling of the propane tank.

                  (c) Purchaser shall pay in full each such quarterly invoice within 30 days after receipt.

                  (d) Purchaser acknowledges that the obligations under this Section 7 are independent of the rental and other obligations set forth under the parties' lease for tower and ground space at the Property. Unless Purchaser is otherwise notified, Seller anticipates that the rights and duties under this Section 7 will



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                           remain with Seller and will not be assigned in
                           connection with the pending sale and transfer of the tower and related assets by Seller to a subsidiary of Crown Castle International Corporation.

         8. Pine Mountain. Purchaser and Seller acknowledge that Seller may in the future construct a new tower at the "Pine Mountain (Callaway)" site, as such site is described in the lease dated September 1, 1992 by and between the Ida Cason Callaway Foundation and Intercel, Inc., as such lease is in effect on the date hereof . If Seller constructs a new tower at the Pine Mountain (Callaway) site, Purchaser agrees to cooperate with Seller to relocate its cellular equipment and antennae from the current tower and tower site to the new tower and tower site; provided, however, that Seller shall pay all reasonable costs incurred by Purchaser in connection with the relocation of this cellular equipment (including, without limitation, the cost of any new or replacement equipment required in order to effect such relocation, which equipment shall in all cases be of a quality at least equal to Purchaser's equipment at the Pine Mountain (Callaway) site at the time of such relocation); provided, further, that Seller shall do all things necessary to ensure that any such relocation shall not adversely affect Purchaser's ability to provide services in connection with the Cellular Business; and provided further, however, that Purchaser shall not be required to relocate its cellular equipment if such relocation would cause a degradation in the quality of the Purchaser's coverage from the Pine Mountain cell site.

         9. Vehicle Titles. Seller has informed Purchaser that certain of the vehicles that it owns are titled in the name of "Eastern Telecom, Inc." which is an entity that purchased vehicles for various affiliated companies under a fleet purchasing arrangement. These vehicles are: (i) a 1992 GMC Van (VIN 1GTDM15Z1NB51 7015); (ii) a 1992 GMC Van (VIN 1GTDM15Z 8NB516718); (iii) a
1992 GMC Van (VIN 1GTDM15Z3NB546340); and (iv) a 1995 GMC Van (VIN 1GTDM19W1SB534196). ITC DeltaCom, Inc., the successor to Eastern Telecom, Inc., will execute these titles on or about May 4, 1999, and Seller will file the transfer documents with the State of Alabama. Seller shall thereafter, as promptly as reasonably possible, cause such titles to be transferred into the name of Purchaser.

         10. Additions to Legal Descriptions. Following the Closing, Purchaser and Seller shall add to the legal descriptions contained in the Tower Space Leases the following language: "together with a non-exclusive right of ingress and egress over any access easements appertaining to the Lessor's Property" (as defined in the attached Tower Attachment Lease Agreement).

         11. Post-Closing Changes to Tower Space Leases. Purchaser acknowledges that Powertel has entered into an asset purchase agreement with Crown Castle International Corporation ("Crown Castle") to sell certain of the towers that are the subject of the Tower Space Leases. Powertel agrees, pending the closing of the transaction with Crown Castle, to reasonably facilitate any negotiations between Crown Castle and Purchaser regarding proposed amendments to the Tower Space Leases.

         12. Wire Transfer Overage. Seller acknowledges that the amount paid to it by Purchaser by wire transfer upon the Date of Closing included an overage of $8,000.00. In repayment of this overage, Purchaser shall be entitled to, and shall, subtract an aggregate of $8,000 from the first month's rent payments due to Seller following the Date of Closing.



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         IN WITNESS WHEREOF, the parties have executed this Closing Memorandum this 30th day of April, 1999.

                                            PURCHASER:

                                            Public Service Cellular, Inc.


                                            By:      /s/ Don E. Bond
                                               ---------------------------------
                                                     Name:    Don E. Bond
                                                     Title:   President


                                            SELLER:

                                            Powertel, Inc.


                                            By:      /s/ Allen E. Smith
                                               ---------------------------------
                                                     Name:    Allen E. Smith
                                                     Title:   President


                                            ICEL:

                                            ICEL, Inc.


                                            By:      /s/ Allen E. Smith
                                               ---------------------------------
                                                     Name:    Allen E. Smith
                                                     Title:   President


                                            ICL:

                                            InterCel Licenses, Inc.


                                            By:      /s/ Allen E. Smith
                                               ---------------------------------
                                                     Name:    Allen E. Smith
                                                     Title:   President